Exhibit 99.11

CARRAMERICA REALTY CORPORATION

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

The following Consolidated Financial Statements and Schedules of CarrAmerica Realty Corporation and Subsidiaries and the Independent Auditors’ Report thereon are attached hereto:

CARRAMERICA REALTY CORPORATION AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULES

Schedule II: Valuation and Qualifying Accounts	32
Schedule III: Real Estate and Accumulated Depreciation	33-36

All other schedules are omitted because they are not applicable, or because the required information is included in the financial statements or notes thereto.

Independent Auditors’ Report

The Board of Directors and Stockholders

CarrAmerica Realty Corporation:

We have audited the consolidated financial statements of CarrAmerica Realty Corporation and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CarrAmerica Realty Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in note 1(k) to the consolidated financial statements, the Company implemented a clarification of Emerging Issues Task Force Topic D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock,” in 2003. As discussed in note 1(c) to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in 2002.

/s/    KPMG LLP

Washington, D.C.

January 27, 2004

CARRAMERICA REALTY CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets as of December 31, 2003 and 2002

(In thousands, except per share and share amounts)
	2003	2002
Assets
Rental property:
Land	$690,410	$668,223
Buildings	1,974,347	1,954,840
Tenant improvements	420,533	367,901
Furniture, fixtures and equipment	48,216	40,191

	3,133,506	3,031,155
Less: Accumulated depreciation	(692,901)	(587,123)

Total rental property	2,440,605	2,444,032
Land held for development or sale	41,284	44,778
Construction in progress	566	12,732
Assets related to properties held for sale	10,626	—
Cash and cash equivalents	4,299	5,238
Restricted deposits	2,549	4,505
Accounts and notes receivable, net of allowance for doubtful accounts of $5,752 and $5,959, respectively	17,829	20,391
Investments in unconsolidated entities	137,604	125,079
Accrued straight-line rents	84,552	74,884
Tenant leasing costs, net of accumulated amortization of $55,980 and $69,220 respectively	51,547	42,170
Prepaid expenses and other assets, net of accumulated amortization of $22,201 and $18,438, respectively	44,557	44,111

	$2,836,018	$2,817,920

Liabilities, Minority Interest and Stockholders’ Equity
Liabilities:
Mortgages and notes payable	$1,727,648	$1,603,949
Accounts payable and accrued expenses	95,586	104,368
Rent received in advance and security deposits	34,757	35,590

Total liabilities	1,857,991	1,743,907

Minority interest	70,456	76,222

Stockholders’ equity:
Preferred Stock, $0.01 par value, authorized 35,000,000 shares:
Series B, C and D Cumulative Redeemable Preferred Stock, 3,622,589 shares issued and outstanding at December 31, 2002	—	254,518
Series E Cumulative Redeemable Preferred Stock, 8,050,000 shares issued and outstanding at December 31, 2003	201,250	—
Common Stock, $0.01 par value, authorized 180,000,000 shares, issued and outstanding 52,880,953 and 51,835,647 shares, respectively	529	518
Additional paid-in capital	976,644	955,862
Cumulative dividends in excess of net income	(270,852)	(213,107)

Total stockholders’ equity	907,571	997,791

Commitments and contingencies

	$2,836,018	$2,817,920

See accompanying notes to consolidated financial statements.

CARRAMERICA REALTY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations for the Years Ended December 31, 2003, 2002 and 2001

(In thousands, except per share amounts)

	2003	2002	2001
Operating revenues:
Rental revenue:
Minimum base rent	$411,749	$414,441	$411,257
Recoveries from tenants	61,985	67,368	63,885
Parking and other tenant charges	18,210	13,576	11,886

Total rental revenue	491,944	495,385	487,028
Real estate service revenue	24,337	24,538	31,037

Total operating revenues	516,281	519,923	518,065

Operating expenses:
Property expenses:
Operating expenses	128,819	125,115	120,590
Real estate taxes	43,214	43,994	38,591
General and administrative	42,767	41,650	49,457
Depreciation and amortization	130,871	124,862	118,526

Total operating expenses	345,671	335,621	327,164

Real estate operating income	170,610	184,302	190,901

Other expense:
Interest expense	(104,492)	(99,018)	(83,676)
Other income	1,128	1,086	3,052
Equity in earnings of unconsolidated entities	7,034	7,188	9,322
Impairment loss on investments	(1,100)	(500)	(42,249)
Obligations under lease guarantees	(811)	(8,693)	—

Total other expense	(98,241)	(99,937)	(113,551)

Income from continuing operations before income taxes, minority interest, impairment losses on real estate and gain on sale of properties	72,369	84,365	77,350
Income taxes	(402)	(257)	(1,338)
Minority interest	(8,924)	(13,801)	(9,431)
Impairment losses on real estate	(7,255)	(2,496)	(1,500)
Gain on sale of properties	4,160	15,652	4,464

Income from continuing operations	59,948	83,463	69,545
Discontinued operations—Net operations of sold or held for sale properties	2,672	6,757	9,516
Discontinued operations—Gain on sale of properties	10,317	19,085	—

Net income	$72,937	$109,305	$79,061

Basic net income per common share:
Continuing operations	$0.64	$0.92	$0.57
Discontinued operations	0.05	0.13	0.16
Gain on sale of discontinued operations	0.20	0.36	—

Net income	$0.89	$1.41	$0.73

Diluted net income per common share:
Continuing operations	$0.64	$0.91	$0.56
Discontinued operations	0.05	0.13	0.16
Gain on sale of discontinued operations	0.20	0.35	—

Net income	$0.89	$1.39	$0.72

See accompanying notes to consolidated financial statements.

CARRAMERICA REALTY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2003, 2002 and 2001

(In thousands, except share amounts)	Preferred Shares	Common Shares	Preferred Stock	Common Stock	Additional Paid-in Capital	Cumulative Dividends in Excess of Net Income	Total
Balance at December 31, 2000	9,280,000	65,017,623	$412,000	$650	$1,344,078	$(110,022)	$1,646,706
Repurchase of common shares	—	(14,744,102)	—	(147)	(428,135)	—	(428,282)
Shares issued in exchange for Unit redemptions	—	79,100	—	1	1,814	—	1,815
Exercise of stock options	—	1,212,445	—	12	27,248	—	27,260
Conversion of Series A Cumulative Preferred Stock to common stock	(400,000)	400,000	(10,000)	4	9,996	—	—
Net income	—	—	—	—	—	79,061	79,061
Dividends	—	—	—	—	—	(148,753)	(148,753)

Balance at December 31, 2001	8,880,000	51,965,066	402,000	520	955,001	(179,714)	1,177,807
Repurchase of common shares	—	(1,400,400)	—	(14)	(35,909)	—	(35,923)
Repurchase of preferred shares	(5,177,411)	—	(145,482)	—	4,581	(4,581)	(145,482)
Restricted units exchanged for restricted common shares	—	73,797	—	—	—	—	—
Exercise of stock options	—	1,117,184	—	10	30,191	—	30,201
Conversion of Series A Cumulative Preferred Stock to common stock	(80,000)	80,000	(2,000)	2	1,998	—	—
Net income	—	—	—	—	—	109,305	109,305
Dividends	—	—	—	—	—	(138,117)	(138,117)

Balance at December 31, 2002	3,622,589	51,835,647	254,518	518	955,862	(213,107)	997,791
Repurchase of common shares	—	(322,600)	—	(3)	(7,857)	—	(7,860)
Repurchase of preferred shares	(3,622,589)	—	(254,518)	—	8,019	(8,019)	(254,518)
Stock compensation plans, net	—	263,309	—	3	5,236	—	5,239
Exercise of stock options	—	1,104,597	—	11	21,970	—	21,981
Issuance of Series E Redeemable Preferred Stock	8,050,000	—	201,250	—	(6,586)	—	194,664
Net income	—	—	—	—	—	72,937	72,937
Dividends	—	—	—	—	—	(122,663)	(122,663)

Balance at December 31, 2003	8,050,000	52,880,953	$201,250	$529	$976,644	$(270,852)	$907,571

See accompanying notes to consolidated financial statements.

CARRAMERICA REALTY CORPORATION

Consolidated Statements of Cash Flows for the Year Ended 2003, 2002 and 2001

(In thousands)
	2003	2002	2001
Cash flows from operating activities:
Net income	$72,937	$109,305	$79,061
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization
Minority interest	132,995	130,186	127,084
Gain on sale of properties	8,924	13,801	9,431
Gain on sale of discontinued operations	(4,160)	(15,652)	(4,464)
Gain on sale of residential property	(10,317)	(19,085)	—
Impairment losses on real estate	171	—	—
Impairment loss on investments	7,255	2,496	1,500
Obligations under lease guarantees	1,100	500	42,249
Equity in earnings of unconsolidated entities	811	8,693	—
Provision for uncollectible accounts	(7,034)	(7,188)	(9,322)
Stock-based compensation	2,608	7,052	5,498
Other	3,548	4,310	2,630
Changes in assets and liabilities:	(142)	3,027	330
Decrease in accounts receivable
Increase in accrued straight-line rents	7,905	3,989	19,737
Additions to tenant leasing costs	(8,906)	(9,927)	(13,009)
Increase in prepaid expenses and other assets	(19,434)	(11,240)	(13,418)
(Decrease) increase in accounts payable and accrued expenses	(15,272)	(14,557)	(14,798)
(Decrease) increase in rent received in advance and security deposits	(4,768)	5,535	(15,392)
	(1,081)	874	3,713

Total adjustments	94,203	102,814	141,769

Net cash provided by operating activities	167,140	212,119	220,830

Cash flows from investing activities:
Acquisition and development of rental property	(117,462)	(201,105)	(49,829)
Additions to land held for development or sale	(4,210)	(2,071)	(37,661)
Additions to construction in progress	(12,238)	(7,746)	(32,443)
Payments on notes receivable	64	3,586	16,542
Issuance of notes receivable	(8,009)	(1,442)	(582)
Distributions from unconsolidated entities	14,658	10,933	91,167
Contributions to unconsolidated entities	(28,353)	(13,688)	(17,194)
Acquisition of minority interest	(2,330)	(9,557)	(5,033)
Decrease in restricted deposits	1,956	905	34,886
Proceeds from sales of properties	52,156	176,119	101,351
Proceeds from sale of residential property	14,164	—	—

Net cash (used by) provided by investing activities	(89,604)	(44,066)	101,204

Cash flows from financing activities:
Repurchase of common shares	(7,858)	(35,923)	(428,275)
Repurchase and redemption of preferred shares	(254,518)	(145,482)	—
Proceeds from the issuance of preferred stock	194,664	—	—
Excercises of stock options	22,170	28,810	28,477
Proceeds from the issuance of unsecured notes	—	617,982	—
Net borrowings (repayments) on unsecured credit facility	155,500	(369,000)	281,000
Repayments of mortgages payable	(56,365)	(117,526)	(86,770)
Proceeds from mortgages	3,216	—	26,628
Dividends and distributions to minority interests	(135,284)	(148,385)	(159,641)
Deferred financing costs	—	(1,448)	—

Net cash used by financing activities	(78,475)	(170,972)	(338,581)

Decrease in cash and cash equivalents	(939)	(2,919)	(16,547)
Cash and cash equivalents, beginning of the period	5,238	8,157	24,704

Cash and cash equivalents, end of the period	$4,299	$5,238	$8,157

Supplemental disclosure of cash flow information:
Cash paid for interest (net of capitalized interest of $1,696, $3,274 and $6,221, repectively	$104,582	$87,594	$74,996

Cash paid (refunds) for income taxes	$10	$(933)	$27,361

See accompanying notes to consolidated financial statements.

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies

(a) Business

We are a fully integrated, self-administered and self-managed publicly traded real estate investment trust (“REIT”). We focus on the acquisition, development, ownership and operation of office properties, located primarily in selected suburban markets across the United States. Based on property operating income, our most significant markets include the San Francisco Bay area, the Washington, D.C. Metro area, Southern California and Seattle. For several years, our principal shareholder was Security Capital Group Incorporated and/or affiliates (“Security Capital”). In November 2001, we repurchased 9.2 million shares of our common stock from Security Capital and in December 2001, Security Capital sold its remaining shares of our common stock to the public in an underwritten offering.

(b) Basis of Presentation

Our accounts and those of our controlled subsidiaries and affiliates are consolidated in the financial statements. We consolidate all entities in which we own a direct or indirect majority voting interest and where the minority holders do not have rights to participate in significant decisions that are made in the ordinary course of business. If applicable, we would consolidate any variable interest entity of which we are the primary beneficiary. We use the equity or cost methods, as appropriate in the circumstances, to account for our investments in and our share of the earnings or losses of unconsolidated entities. These entities are not controlled by us. If events or changes in circumstances indicate that the fair value of an investment accounted for using the equity method or cost method has declined below its carrying value and we consider the decline to be “other than temporary,” the investment is written down to fair value and an impairment loss is recognized.

Management has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and the disclosure of contingent assets and liabilities. Estimates are required in order for us to prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. Significant estimates are required in a number of areas, including evaluating the impairment of long-lived assets and investments, allocating the purchase cost of acquired properties, assessing our probable liability under lease guarantees for HQ Global Workplaces, Inc. (HQ Global) and and evaluating the collectibility of accounts receivable. Actual results could differ from these estimates.

(c) Rental Property

Properties to be developed or held and used in rental operations are carried at cost less accumulated depreciation and impairment losses, where appropriate. Properties held for sale are carried at the lower of their carrying values (i.e., cost less accumulated depreciation and impairment losses, where appropriate) or estimated fair value less costs to sell. Properties are considered held for sale when they are subject to a contract of sale meeting criteria specified by senior management (e.g., contingencies are met or waived, a nonrefundable deposit is paid, etc.). Depreciation on these properties is discontinued at that time, but operating revenues, other operating expenses and interest continue to be recognized until the date of sale. We adopted Statement of Financial Accounting Standards, (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets, “ effective January 1, 2002. In accordance with SFAS No. 144, revenues and expenses of properties that are classified as held for sale or sold on or after January 1, 2002 are presented as discontinued operations for all periods presented in the Statements of Operations if the properties will be or have been sold on terms where we have limited or no continuing involvement with them after the sale.

Depreciation of rental properties is computed on a straight-line basis over the estimated useful lives of the assets. The estimated lives of our assets by class are as follows:

Base building	30 to 50 years
Building components	7 to 20 years
Tenant improvements	Lesser of the terms of the leases or useful lives of the assets
Furniture, fixtures and equipment	5 to 15 years

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

Specifically identifiable costs associated with properties and land in development are capitalized. Capitalized costs may include salaries and related costs, real estate taxes, interest, pre-construction costs essential to the development of a property, development costs, construction costs and external acquisition costs. Costs of significant improvements, renovations and replacements to rental properties are capitalized. Expenditures for maintenance and repairs are charged to operations as they are incurred.

If events or changes in circumstances indicate that the carrying value of a rental property to be held and used or land held for development may be impaired, we perform a recoverability analysis based on estimated undiscounted cash flows to be generated from the property in the future. If the analysis indicates that the carrying value cannot be recovered from future undiscounted cash flows, the property is written down to estimated fair value and an impairment loss is recognized.

We recognize gains from sales of rental properties and land at the time of sale using the full accrual method, provided that various criteria related to the terms of the transactions and any subsequent involvement by us with the properties sold are met. If the criteria are not met, we defer the gains and recognize them when the criteria are met or using the installment or cost recovery methods, as appropriate in the circumstances.

(d) Property Acquisitions

We allocate the purchase cost of acquired properties to the related physical assets and in-place leases based on their fair values.

The fair values of acquired office buildings are determined on an “if-vacant” basis considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows and valuation assumptions consistent with current market conditions. The “if-vacant” fair value is allocated to land, where applicable, buildings, tenant improvements and equipment based on property tax assessments and other relevant information obtained in connection with the acquisition of the property.

The fair value of in-place leases includes the effect of leases with above or below market rents, where applicable, customer relationship value and the cost of acquiring existing tenants at the date of acquisition. Above market and below market in-place lease values are determined on a lease by lease basis based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid under the lease and (b) our estimate of the fair market lease rate for the corresponding space over the remaining non-cancellable terms of the related leases. The capitalized below market lease values are amortized as an increase to rental income over the initial term and any below market renewal periods of the related leases. Capitalized above market lease values are amortized as a decrease to rental income over the initial term of the related leases. Customer relationship values are determined based on our evaluation of the specific characteristics of each tenant’s lease and our overall relationship with the tenant. Characteristics we consider include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals. The value of customer relationship intangibles is amortized to expense over the lesser of the initial lease term and any expected renewal periods or the remaining useful life of the building. We determine the fair value of the cost of acquiring existing tenants by estimating the lease commissions avoided by having in place tenants and avoided lost operating income for the estimated period required to lease the space occupied by existing tenants at the acquisition date. The cost of acquiring existing tenants is amortized to expense over the initial term of the respective leases. Should a tenant terminate its lease, the unamortized portion of the in-place lease value is charged to expense.

(e) Geographic Concentration

As of December 31, 2003, we owned greater than 50% interests in and consolidated 259 operating office buildings located in the United States. The following table summarizes the number of buildings, the rentable square footage and the percentage of property operating income by market.

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

Market	Number of Buildings	Rentable Square Footage	Percent of Property Operating Income[1] for the Year Ended 12/31/03
San Francisco Bay Area	80	5,667,632	31.5
Washington, D.C. Metro	21	3,710,396	25.3
Southern California	62	2,821,036	14.8
Seattle	29	1,498,804	6.1
Atlanta	15	1,690,565	5.2
Chicago	7	1,225,699	3.5
Dallas	9	1,006,267	3.2
Phoenix	4	532,506	3.1
Denver	9	904,717	2.9
Salt Lake City	11	628,331	2.1
Austin	6	432,050	1.3
Portland	6	275,193	1.0

	259	20,393,196	100.0

[1]	Property operating income is property operations revenue less property operating expenses.

(f) Tenant Leasing Costs

We defer fees and initial direct costs incurred in the negotiation of completed leases. They are amortized on a straight-line basis over the term of the lease to which they apply.

(g) Deferred Financing Costs

We defer fees and costs incurred to obtain financing. They are amortized using the interest method over the term of the loan to which they apply.

(h) Fair Values of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts and notes receivable and accounts payable and accrued expenses approximate their fair values because of their short-term maturities. Fair value information relating to mortgages and notes payable is provided in note 2.

(i) Revenue Recognition

We recognize minimum base rental revenue under tenant leases on a straight-line basis over the terms of the related leases. Accrued straight-line rents represent the rental revenue recognized in excess of rents due under the lease agreements at the balance sheet date. We recognize revenues for recoveries from tenants of real estate taxes, insurance and other costs in the period in which the related expenses are incurred. We recognize revenues for rents that are based on a percentage of a tenant’s sales in excess of levels specified in the lease agreement when the tenant’s sales actually exceed the specified minimum level. We recognize lease termination fees on the termination date. We recognized lease termination fees of $6.4 million, $4.4 million and $2.5 million in 2003, 2002 and 2001, respectively. These fees are included in parking and other tenant charges in the Statements of Operations.

We recognize revenue for services on properties we manage, lease or develop for unconsolidated entities or third parties when the services are performed. Revenue for development and leasing services to affiliates is reduced to eliminate profit to the extent of our ownership interest.

We provide for potentially uncollectible accounts and notes receivable and accrued straight-line rents based on analysis of the risk of loss on specific accounts. The analysis places particular emphasis on past-due accounts and considers information such as the nature and age of the receivable, the payment history of the tenant or other debtor, the financial condition of the tenant and our assessment of its ability to meet its lease obligations, the basis for any disputes and the status of related negotiations, etc. During 2003, 2002 and 2001, we recognized bad debt expense of $2.6 million, $7.1 million and $5.5 million, respectively.

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

(j) Income and Other Taxes

In general, a REIT that meets certain organizational and operational requirements and distributes at least 90 percent of its REIT taxable income to its shareholders in a taxable year will not be subject to income tax to the extent of the income it distributes. We qualify and intend to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended. As a result, no provision for federal income taxes on income from continuing operations is required, except for taxes on certain property sales and on income, if any, of our taxable REIT subsidiaries (TRS). If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our income at regular corporate tax rates. Even if we qualify for taxation as a REIT, we may be subject to state and local income and franchise taxes and to federal income tax and excise tax on any undistributed income.

We incurred current federal and state income and franchise taxes of approximately $0.4 million, $0.3 million and $1.3 million in 2003, 2002 and 2001, respectively.

Deferred income taxes of our TRSs are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of our TRSs and their respective tax bases and for their operating loss and interest deduction carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors. The components of deferred income taxes are summarized as follows:

	December. 31, 2003	December. 31, 2002
(In thousands)
Rental property	$—	$5,376
Net operating loss carryforwards	5,612	4,725
Interest deduction carrryforwards	2,460	3,134
Intangibles/investments	696	964
Accrued compensation	392	695
Allowance for doubtful accounts	24	479
Rents received in advance	—	451
Accrued straight-line rents	—	(1,554)

Deferred tax assets	9,184	14,270
Less: Valuation allowance	(9,184)	(14,270)

Net deferred tax assets	$—	$—

As of December 31, 2003 and 2002, we had a valuation allowance for the full amount of the net deferred tax assets of our TRSs as we do not believe that it is more likely than not that these deferred tax assets will be realized. The net operating loss carryforwards at December 31, 2003 expire between 2009 and 2023.

Reconciliation of Net Income to Estimated Taxable Income (Unaudited)

Earnings and profits, which determine the taxability of distributions to stockholders, differ from net income reported for financial reporting purposes due primarily to differences in the estimated useful lives and methods used to compute depreciation of rental property, in the carrying value (basis) of investments in properties and unconsolidated entities and in the timing of recognition of certain revenues and expenses for tax and financial reporting purposes. The following table reconciles our net income to estimated taxable income.

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

(In thousands)	2003	2002	2001
Net income	$72,937	$109,305	$79,061
Depreciation/amortization timing differences on real estate	36,266	44,868	32,842
Straight-line rent adjustments	(7,280)	(6,315)	(9,922)
Earnings adjustment on consolidated and unconsolidated entities	7,227	(13,715)	3,804
Rents received in advance	(217)	3,794	1,387
Bad debts	(94)	(1,930)	3,443
Difference between book and tax gain on sales of real estate	(7,010)	(13,002)	48,612
Compensation expense	(6,075)	(2,051)	(3,752)
Other	(4,215)	120	2,358

Estimated taxable income	$91,539	$121,074	$157,833

Reconciliation Between Dividends Paid and Dividends Paid Deductions (Unaudited)

The following table reconciles cash dividends paid and the dividends paid deduction for income tax purposes:

(In thousands)	2003	2002	2001
Cash dividends paid	$123,030	$136,359	$148,825
Dividends carried back to the prior year	—	(10,403)	(1,395)
Dividends designated from following year	—	—	10,403
Earnings and profits limitation	(21,529)	—	—

Dividends paid deduction	$101,501	$125,956	$157,833

Characterization of Distributions (Unaudited)

The following table characterizes distributions paid per common share:

	2003	2002	2001
Ordinary income	79%	100%	92%
Capital gain	—	—	8%
Non-taxable dividend	21%	—	—

(k) Earnings Per Share

Our basic earnings per share (EPS) is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding. Our diluted EPS is computed after adjusting the numerator and denominator of the basic EPS computation for the effects of all dilutive potential common shares outstanding during the period. The dilutive effects of convertible securities are computed using the “if-converted” method. The dilutive effects of options, warrants and their equivalents are computed using the “treasury stock” method.

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

The following table sets forth information relating to the computations of our basic and diluted EPS for income from continuing operations:

(In thousands, except per share amounts)
	Year Ended December 31, 2003
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$33,416	51,913	$0.64
Effect of Dilutive Securities—
Stock options and restricted stock	—	660	—
Adjustment to dividends on unvested restricted stock	384	—	—

Diluted EPS	$33,800	52,573	$0.64

	Year Ended December 31, 2002
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$48,827	52,817	$0.92
Effect of Dilutive Securities— Stock options	—	910	(0.01)

Diluted EPS	$48,827	53,727	$0.91

	Year Ended December 31, 2001
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$34,840	61,010	$0.57
Effect of Dilutive Securities— Stock options	—	1,432	(0.01)

Diluted EPS	$34,840	62,442	$0.56

Income from continuing operations is reconciled to earnings available to common shareholders as follows:

(In thousands)	2003	2002	2001
Income from continuing operations	$59,948	$83,463	$69,545
Dividends on preferred stock	(18,021)	(30,055)	(34,705)
Dividends on unvested restricted stock	(492)	—	—
Issuance costs of redeemed preferred stock	(8,019)	(4,581)	—

Earnings available to common shareholders	$33,416	$48,827	$34,840

On July 31, 2003, the Securities and Exchange Commission (SEC) issued a clarification of Emerging Issues Task Force Topic D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock.” Topic D-42 provides, among other things, that any excess of the fair value of the consideration transferred to the holders of preferred stock redeemed over the carrying amount of the preferred stock should be subtracted from net earnings to determine net earnings available to common stockholders in the calculation of EPS. The SEC’s clarification of the guidance in Topic D-42 provides that the carrying amount of the preferred stock should be reduced by the related issuance costs.

The July 2003 clarification of Topic D-42 was effective for us for the quarter ended September 30, 2003 and was required to be reflected retroactively in the financial statements of prior periods. We had not previously considered issuance costs in determining the carrying amount of the preferred stock we redeemed, and accordingly, implementation of the clarification of Topic D-42 affected our previously reported EPS. In particular, our previously reported basic and diluted EPS (from continuing operations and in total) for 2002 were reduced by $0.09 per share. Implementation of the clarification of Topic D-42 reduced our reported basic and diluted EPS (from continuing operations and in total) for 2003 by $0.15 per share.

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

The effects of convertible units in CarrAmerica Realty, L.P. and Carr Realty Holdings, L.P. and Series A Cumulative Convertible Redeemable Preferred Stock are not included in the calculation of diluted EPS for any year in which their effect is antidilutive.

(l) Cash Equivalents

We consider all highly liquid investments with maturities at date of purchase of three months or less to be cash equivalents except that any such investments purchased with funds on deposit in escrow or similar accounts are classified as restricted deposits.

(m) Derivative Financial Instruments and Hedging

We manage our capital structure to reflect a long-term investment approach, generally seeking to match the stable return nature of our assets with a mix of equity and various debt instruments. We mainly use fixed rate debt instruments in order to match the returns from our real estate assets. We also utilize variable rate debt for short-term financing purposes or to protect against the risk, at certain times, that fixed rates may overstate our long-term costs of borrowing if assumed inflation or growth in the economy implicit in higher fixed interest rates do no materialize. At times, our mix of variable and fixed rate debt may not suit our needs. At those times, we may use derivative financial instruments, including interest rate caps and swaps, forward interest rate options or interest rate options in order to assist us in managing our debt mix. We will either hedge our variable rate debt to give it a fixed interest rate or hedge our fixed rate debt to give it a variable interest rate.

Under interest rate cap agreements, we make initial premium payments to the counterparties in exchange for the right to receive payments from them if interest rates exceed specified levels during the agreement period. Under interest rate swap agreements, we and the counterparties agree to exchange the difference between fixed rate and variable rate interest amounts calculated by reference to specified notional principal amounts during the agreement period. Notional principal amounts are used to express the volume of these transactions, but the cash requirements and amounts subject to credit risk are substantially less. Parties to interest rate cap and swap agreements are subject to market risk for changes in interest rates and credit risk in the event of nonperformance by the counterparty. We do not require any collateral under these agreements but deal only with highly rated institutional counterparties and expect that they will meet their obligations.

Derivative financial instruments are recognized as either assets or liabilities on the balance sheet at their fair values. Subject to certain qualifying conditions, we may designate a derivative as either a hedge of the cash flows from a variable rate debt instrument or anticipated transaction (cash flow hedge) or a hedge of the fair value of a fixed rate debt instrument (fair value hedge). For those derivatives designated as a cash flow hedge, we report the fair value gains and losses in accumulated other comprehensive income in stockholders’ equity to the extent the hedge is effective. We recognize these fair value gains or losses in earnings during the period(s) in which the hedged item affects earnings. For a derivative qualifying as a fair value hedge, we report fair value gains or losses in earnings along with fair value gains or losses on the hedged item attributable to the risk being hedged. Most of our derivative financial instruments qualify as fair value hedges. Derivatives that do not qualify for hedge accounting are marked to market through earnings. Amounts receivable or payable under interest rate cap and swap agreements are accounted for as adjustments to interest expense on the related debt.

(n)	Stock/Unit Compensation Plans

Through 2002, we applied the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations to account for our stock/unit compensation plans. Under this method, we recorded compensation expense for awards of stock, options or units to employees only if the market price of the unit or stock on the grant date exceeded the amount the employee was required to pay to acquire the unit or stock. In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and requires disclosure in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. Effective January 1, 2003, we adopted the fair value based method of accounting for stock-based compensation costs. We elected to use the prospective method of transition to the fair value method provided in SFAS No. 148 and, accordingly, the

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

method is being applied for all employee stock compensation awards granted, modified or settled on or after January 1, 2003.

The following table summarizes pro forma effects on net income and earnings per share if the fair value method had been used to account for all stock-based compensation awards made between 1995 and 2002.

(In thousands, except per share data)	2003	2002	2001
Net income as reported	$72,937	$109,305	$79,061
Stock-based compensation cost from stock option plans included in net income	150	—	—
Stock-based compensation cost from restricted stock plan included in net income	3,398	4,310	2,630
Fair value of stock-based compensation	(5,830)	(7,561)	(6,880)

Pro forma net income	$70,655	$106,054	$74,811

Earnings per share as reported:
Basic	$0.89	$1.41	$0.73
Diluted	0.89	1.39	0.72
Earnings per share, pro forma:
Basic	$0.85	$1.35	$0.66
Diluted	0.85	1.33	0.65

The per share weighted-average fair values of stock options granted during 2003, 2002 and 2001 were $1.78, $3.12 and $3.07, respectively, on the date of grant. These values are determined using the Black-Scholes option-pricing model and the following assumptions:

	Expected Dividend Yield	Risk Free Interest Rate	Expected Stock Volatility	Expected Option Life in Years
2003	7.33%	3.42%	20.86%	7.00
2002	7.80%	4.86%	23.89%	6.81
2001	7.94%	5.12%	23.79%	5.22

Additional information concerning stock/unit compensation plans is presented in note 9.

(o) New Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Interpretation requires recognition of liabilities at their fair value for newly issued guarantees. The Interpretation requires certain disclosures, which we have included in note 13. The adoption of Interpretation No. 45 on January 1, 2003 did not have a material effect on our financial statements.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” This Interpretation addresses the consolidation of variable interest entities (“VIEs”) in which the equity investors lack one or more of the essential characteristics of a controlling financial interest or where the equity investment at risk is not sufficient for the entity to finance its activities without subordinated financial support from other parties. The adoption of Interpretation No. 46 in 2003 had no effect on our financial statements as we concluded that we are not required to consolidate any of our unconsolidated real estate ventures that we have accounted for using the equity method or the VIEs described below. In December 2003, the FASB issued a revised Interpretation No. 46 which modifies and clarifies various aspects of the original Interpretation. The adoption of the revised Interpretation No. 46 in 2003 also had no effect on our financial statements.

During 2003, we provided mezzanine loans and guaranties to third-parties for development management projects. The purpose of these VIEs is to build and own office buildings in Washington, D.C. Based upon our

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

analysis, we believe that we are not the primary beneficiary of either entity and, accordingly, we do not consolidate them. Our maximum exposure to loss as of December 31, 2003 is $50.2 million, the sum of our notes receivable and the maximum exposure under the guaranties.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). In particular, it requires that mandatorily redeemable financial instruments be classified as liabilities and reported at fair value and that changes in their fair values be reported as interest cost.

SFAS No. 150 was effective for us as of July 1, 2003. On October 29, 2003, the FASB indefinitely delayed the provision of the statement related to non-controlling interests in limited-life subsidiaries that are consolidated. Based on FASB’s deferral of this provision, adoption of SFAS No. 150 did not affect our financial statements. We determined that one of our consolidated partnerships was a limited-life entity. We estimate the fair value of the minority interest in this partnership at December 31, 2003 was approximately $9.5 million and the carrying value of the minority interest at that date was not significant. We are in the process of amending the partnership agreement to give the partnership an indefinite life.

(p) Reclassifications

Some prior years’ amounts have been reclassified to conform to the current year’s presentation.

(2) Mortgages and Notes Payable

Our mortgages and notes payable are summarized as follows:

(In thousands)	December 31, 2003	December 31, 2002
Fixed rate mortgages	$390,040	$419,356
Unsecured credit facility	243,500	88,000
Senior unsecured notes	1,100,000	1,100,000

	1,733,540	1,607,356
Unamortized discount and fair value adjustment, net	(5,892)	(3,407)

	$1,727,648	$1,603,949

Mortgages payable are collateralized by properties and generally require monthly principal and/or interest payments. Mortgages payable mature at various dates from December 2004 through July 2029. The weighted average interest rate of mortgages payable was 7.88% at December 31, 2003 and 7.98% at December 31, 2002. The net book value of properties pledged as collateral for mortgages payable was $523.5 million and $610.4 million as of December 31, 2003 and 2002, respectively.

In June 2001, we obtained a new three-year $500.0 million unsecured credit line facility with J.P. Morgan Chase, as agent for a group of banks which expires in June 2004. We can extend the life of the line an additional year at our option. The line carries an interest rate of 70 basis points over 30-day London Interbank Offered Rate (LIBOR). As of December 31, 2003, $243.5 million was drawn on the credit facility, $14.0 million in letters of credit were outstanding and we had $242.5 million available for borrowing.

Our unsecured credit facility contains financial and other covenants with which we must comply. Some of these covenants include:

•	A minimum ratio of annual EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense;

•	A minimum ratio of annual EBITDA to fixed charges;

•	A maximum ratio of aggregate unsecured debt to tangible fair market value of our unencumbered assets;

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

•	A maximum ratio of total debt to tangible fair market value of our assets; and

•	Restrictions on our ability to make dividend distributions in excess of 90% of funds from operations.

Failure to comply with any of the covenants under our unsecured credit facility or other debt instruments could result in a default under one or more of our debt instruments. This could cause our lenders to accelerate the timing of payments and would therefore have a material adverse effect on our business, operations, financial condition or liquidity.

As of December 31, 2003, we were in compliance with our loan covenants, however, our ability to draw on our unsecured credit facility or incur other unsecured debt in the future could be restricted by the loan covenants. During the second quarter of 2003, we amended our credit agreement to increase our maximum ratio of aggregate unsecured debt to tangible fair market value of our unencumbered assets (unencumbered leverage ratio) from 50% to 55% to allow for continuing covenant compliance. As of December 31, 2003, our unencumbered leverage ratio was 52%. Our unencumbered leverage ratio is most significantly impacted by two key factors: the purpose for which we incur any additional unsecured debt and the performance of our operating properties. Incurring additional unsecured debt to acquire additional unencumbered assets does not impact our unencumbered leverage ratio as significantly as incurring additional unsecured debt for other purposes. The tangible fair market value of our unencumbered properties is calculated based on their operating income and our unencumbered leverage ratio could increase if the operating income of our unencumbered properties decreases. If our unencumbered leverage ratio increases further, it could impact our business and operations, including limiting our ability to incur additional unsecured debt, draw on our unsecured line of credit, which is our primary source of short term liquidity, acquire leveraged properties or invest in properties through joint ventures.

We had senior unsecured notes outstanding at December 31, 2003 as follows:

	Note Principal	Unamortized Discount	Fair Value Adjustment
(In thousands)				Total
7.20% notes due in 2004	$150,000	$(113)	$2,058	$151,945
6.625% notes due in 2005	100,000	(743)	—	99,257
7.375% notes due in 2007	125,000	(507)	—	124,493
5.261% notes due in 2007	50,000	(117)	—	49,883
5.25% notes due in 2007	175,000	(1,061)	739	174,678
6.875% notes due in 2008	100,000	(1,722)	—	98,278
7.125% notes due in 2012	400,000	(4,426)	—	395,574

	$1,100,000	$(8,689)	$2,797	$1,094,108

We had senior unsecured notes outstanding at December 31, 2002 as follows:

	Note Principal	Unamortized Discount	Fair Value Adjustment
(In thousands)				Total
7.20% notes due in 2004	$150,000	$(338)	$5,333	$154,995
6.625% notes due in 2005	100,000	(1,381)	—	98,619
7.375% notes due in 2007	125,000	(653)	—	124,347
5.261% notes due in 2007	50,000	(50)	—	49,950
5.25% notes due in 2007	175,000	(1,440)	2,235	175,795
6.875% notes due in 2008	100,000	(2,137)	—	97,863
7.125% notes due in 2012	400,000	(4,976)	—	395,024

	$1,100,000	$(10,975)	$7,568	$1,096,593

Our senior unsecured notes also contain covenants with which we must comply. These include:

•	limits on our total indebtedness on a consolidated basis;

•	limits on our secured indebtedness on a consolidated basis;

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

•	limits on our required debt service payments; and
•	compliance with the financial covenants of our credit facility.

We are in compliance with our senior unsecured note covenants as of December 31, 2003.

CarrAmerica Realty, L.P. unconditionally guarantees all of the senior unsecured notes and unsecured credit facility.

Debt maturities as of December 31, 2003 are summarized as follows:

2004	$414,749
2005	157,624
2006	20,462
2007	357,105
2008	124,385
2009 & thereafter	659,215

$1,733,540

Debt maturities for 2004 include $243.5 million drawn on our credit facility and $150.0 million of senior unsecured notes due in July 2004. The credit line may be extended one year at our option. We expect to pay the unsecured notes at or before the scheduled maturity date from proceeds of a new financing or credit facility borrowings. On February 2, 2004, we repaid a $14.5 million mortgage which was callable beginning July 1, 2004, and on February 9, 2004, we repaid a $1.4 million mortgage which would have matured May 1, 2017.

Restricted deposits consist primarily of escrow deposits. These deposits are required by lenders to be used for future building renovations or tenant improvements or as collateral for letters of credit.

The estimated fair value of our mortgages payable at December 31, 2003 and 2002 was approximately $437.4 million and $438.5 million, respectively. The estimated fair value is based on the borrowing rates available to us for fixed rate mortgages payable with similar terms and average maturities. The fair value of the unsecured credit facility at December 31, 2003 and 2002 approximates book value. The estimated fair value of our senior unsecured notes at December 31, 2003 and 2002 was approximately $1,185.6 million and $1,182.1 million, respectively. The estimated fair value is based on the borrowing rates available to us for debt with similar terms and maturities.

(3) Derivative Financial Instruments

On May 8, 2002, we entered into interest rate swap agreements with J.P. Morgan Chase and Bank of America, N.A. hedging $150.0 million of senior unsecured notes due July 2004. We receive interest at a fixed rate of 7.2% and pay interest at a variable rate of six-month LIBOR in arrears plus 2.72%. The interest rate swaps mature at the same time the notes are due. The swaps qualify as fair value hedges for accounting purposes. Net semi-annual settlement payments are recognized as increases or decreases to interest expense. The fair value of the interest rate swaps is recognized on our balance sheet and the carrying value of the senior unsecured notes is increased or decreased by an offsetting amount. As of December 31, 2003, the fair value of the interest rate swaps was approximately $2.1 million. We recognized a reduction in interest expense for 2003 and 2002 of approximately $4.9 million and $2.7 million, respectively, related to the swaps. As of December 31, 2003, taking into account the effect of the interest rate swaps, the effective interest rate on the notes was reduced to 3.9%.

In conjunction with the issuance of $175.0 million of senior unsecured notes in November 2002, we entered into interest rate swap agreements with J.P. Morgan Chase, Bank of America, N.A. and Goldman Sachs & Co. We receive interest at a fixed rate of 5.25% and pay interest at a variable rate of six-month LIBOR in arrears plus 1.405%. The interest rate swaps mature at the same time the notes are due. The swaps qualify as fair value hedges for accounting purposes. Net semi-annual settlement payments are recognized as increases or decreases to interest expense. The fair value of the interest rate swaps is recognized on our balance sheet and the carrying value of the senior unsecured notes is increased or decreased by an offsetting amount. As of December 31, 2003, the fair value of the interest rate swaps was approximately $0.7 million. We recognized a reduction in interest expense for 2003 and 2002 of approximately $4.5 million and $0.4 million, respectively, related to the swaps. As of December 31, 2003, taking into account the effect of the interest rate swaps, the effective interest rate on the notes was reduced to 2.6%.

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

As part of the assumption of $63.5 million of debt associated with the purchase of two operating properties in August 2002, we also purchased two interest rate caps with a notional amount of $97.0 million and LIBOR capped at 6.75% which expire in September 2004. As of December 31, 2003, the fair market value of these interest rate caps was not material.

In December 2003, we purchased an interest rate cap with a notional amount of $100.0 million and LIBOR capped at 8.0% which expires in January 2005. As of December 31, 2003, the fair market value of this interest rate cap was not material.

(4) HQ Global Workplaces, Inc.

In 1997, we began making investments in HQ Global, a provider of executive office suites. On June 1, 2000, we, along with HQ Global, VANTAS Incorporated (VANTAS) and FrontLine Capital Group (FrontLine), consummated several transactions including (i) the merger of VANTAS with and into HQ Global, (ii) the acquisition by FrontLine of shares of HQ Global common stock from us and other stockholders of HQ Global, and (iii) the acquisition by VANTAS of our debt and equity interests in OmniOffices (UK) Limited and OmniOffices LUX 1929 Holding Company S.A. We received $377.3 million in cash in connection with these transactions. In addition, $140.5 million of debt which we had guaranteed was repaid with a portion of the cash proceeds. Following the transaction, we owned approximately 16% of the equity of HQ Global on a diluted basis and our investment had a carrying value of $42.2 million. FrontLine, the majority stockholder of HQ Global, announced in October 2001 that HQ Global was in default with respect to certain covenant and payment obligations under its senior and mezzanine term indebtedness, was in a forbearance period with HQ Global lenders and was actively negotiating with those lenders. In November 2001, FrontLine disclosed that it had recognized an impairment in the value of intangible assets relating to HQ Global due to HQ Global’s trend of operating losses and its inability to remain in compliance with the terms of its debt arrangements. Based on these factors, our analysis of the financial condition and operating results of HQ Global (which deteriorated significantly during 2001 as the economic slowdown reduced the demand for temporary office space, particularly from technology-related tenants) and the losses of key board members and executives by HQ Global, particularly in the last half of 2001, we determined in the fourth quarter of 2001, that our investment in HQ Global was impaired. We recorded a $42.2 million impairment charge, reducing the carrying value of our remaining investment in HQ Global to zero.

On March 13, 2002, HQ Global filed for bankruptcy protection under Chapter 11 of the federal bankruptcy laws. During 1997 and 1998, to assist HQ Global as it grew its business, we provided guarantees of HQ Global’s performance under four office leases. In the course of the bankruptcy proceedings, which were concluded in September 2003, HQ Global rejected two of these four leases. One lease was for approximately 22,000 square feet of space at two adjacent buildings in San Jose, California. Our liability under this guarantee was limited to approximately $2.0 million. We reached agreement with the landlord of this lease under which we paid $1.75 million in full satisfaction of the guarantee in January 2003. We recognized this expense in 2002.

The second lease rejected by HQ Global is a sublease, which runs through March 2008, for approximately 26,000 square feet of space in downtown Manhattan. In June 2002, we received a demand for payment of the full amount of the guarantee. We joined with HQ Global in filing suit on July 24, 2002 in HQ Global’s bankruptcy proceedings asking the bankruptcy court to declare that, due to the surrender of the premises by HQ Global and the deemed acceptance by the landlord under the sublease of that surrender by virtue of its use of the premises, the lease was terminated by the landlord under the sublease not later than February 28, 2003. In light of our defenses and the uncertainity of these proceedings, we had not previously accrued any expense related to the guarantee. However, on September 16, 2003, the bankruptcy court ruled that HQ Global did not effectively surrender the premises under the sublease and that the landlord under the sublease therefore could not be deemed to have accepted a surrender. In November 2003, we entered into a settlement agreement with the landlord under the sublease agreeing to pay $5.4 million in cash in one payment. We accrued a provision for loss for this settlement in the third quarter of 2003 and paid it in the fourth quarter of 2003.

One of the guaranteed leases that was not rejected by HQ Global runs though January 2013, and is for approximately 19,000 square feet of space in San Mateo, California. In the second quarter of 2002, we accrued a provision for loss under this guarantee of $6.9 million based on the assumption that HQ Global would reject this lease and based on our estimates of the mitigated damages that would be incurred under the lease. In January 2003,

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

HQ Global assigned its interest as a tenant in this lease to us and we in turn subleased the space back to HQ Global at current market rates together with the right to participate in a portion of HQ Global’s future profits, if any, generated by its operations in the space. These agreements were subject to approval by the bankruptcy court and would have been enforceable only if HQ Global successfully reorganized and emerged from bankruptcy proceedings. On September 15, 2003, HQ Global’s plan of reorganization was approved by the bankruptcy court. Based on HQ Global’s reorganization plan being approved and HQ Global’s operating performance in the space, we reevaluated our estimated loss related to the guarantee and reduced our provision for loss under this guarantee by $4.6 million to $2.3 million in the third quarter of 2003.

(5) Minority Interest

At the time we were incorporated and our majority-owned subsidiary, Carr Realty Holdings, L.P. was formed, those who contributed interests in properties to Carr Realty Holdings, L.P. had the right to elect to receive either our common stock or units of limited partnership interest in Carr Realty Holdings, L.P. In addition, we have acquired assets since our formation by issuing distribution paying units and non-distribution paying units of Carr Realty Holdings, L.P. and CarrAmerica Realty, L.P. (collectively referred to as Unitholders). The non-distribution paying units cannot receive any distributions until they automatically convert into distribution paying units in the future. During 2003, 2002 and 2001, 89,364, 89,357 and 89,357 non-distribution paying units, respectively, were converted to distribution paying units. A distribution paying unit, subject to restrictions, may be redeemed at any time for either one share of our common stock, or at our option, cash equal to the fair market value of a share of our common stock at the redemption date. During 2003, 2002 and 2001, 16,125, 278,799 and 61,432 distribution paying units, respectively, of Carr Realty Holdings, L.P. were redeemed for cash or our common stock. During 2003, 2002 and 2001, 57,885, 25,509 and 52,782 units, respectively, of CarrAmerica Realty, L.P. were redeemed for cash or our common stock. Minority interest in the financial statements relates primarily to Unitholders in these partnerships.

The following table summarizes the outstanding shares of our common stock, preferred stock which is convertible into our common stock and outstanding units of Carr Realty Holdings, L.P. and CarrAmerica Realty, L.P.:

As of December 31,	Common Stock Outstanding	Convertible Preferred Stock Outstanding	Distribution Paying Units Outstanding	Non-Distribution Paying Units Outstanding
	(In thousands)
2003	52,881	—	5,606	—
2002	51,836	—	5,579	89
2001	51,965	80	5,794	179
Weighted average for:
2003	52,185	—	5,587	53
2002	52,827	3	5,671	142
2001	61,010	256	5,809	231

(6) Other Investments in Unconsolidated Entities and Affiliate Transactions

We utilize joint venture arrangements on projects characterized by large dollar-per-square foot costs and/or when we desire to limit capital deployment in certain of our markets. We own interests ranging from 15% to 50% in real estate property operations and development operations through unconsolidated entities. We had eleven investments at December 31, 2003, ten investments at December 31, 2002 and eleven investments at December 31, 2001 in these entities. Adjustments are made to equity in earnings of unconsolidated entities to account for differences in the amount at which the investment is carried and the amount of underlying equity in the net assets.

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

During 2003, we entered into two new joint venture arrangements which acquired operating properties. The table below details our 2003 joint venture property acquisitions.

Property Name	Market	Month Acquired	Ownership Percentage	Number of Buildings	Rentable Square Footage	Investment Cost[1] (000)

10 Universal City Plaza	Los Angeles, CA	Jun-03	20%	1	774,240	$13,450
1888 Century Park East	Los Angeles, CA	Dec-03	35%	1	474,973	13,744

				2	1,249,213	$27,194

[1]	Represents net investment in venture. Properties were encumbered by mortgages.

The combined condensed financial information for the unconsolidated entities accounted for using the equity method is as follows:

(In thousands)	December 31,
Balance Sheets	2003	2002

Assets
Rental property, net	$1,046,464	$706,627
Land and construction in progress	92,494	48,300
Cash and cash equivalents	29,883	22,719
Other assets	49,329	42,648

	$1,218,170	$820,294

Liabilities and Partners’ Capital
Liabilities:
Notes payable	$740,608	$473,985
Other liabilities	31,320	25,112

Total liabilities	771,928	499,097
Partners’ capital	446,242	321,197

	$1,218,170	$820,294

	Year Ended December 31,
Statements of Operations	2003	2002	2001
Revenue	$148,512	$134,903	$109,441
Depreciation and amortization expense	35,976	33,188	27,890
Interest expense	35,136	36,737	22,034
Other expenses	55,047	47,212	37,627
Gain on sale of assets	—	18,162	—

Net income	$22,353	$35,928	$21,890

In addition to making investments in these ventures, we provide construction management, leasing and property management, development and architectural and other services to them. We earned fees for these services of $8.1 million in 2003, $8.0 million in 2002 and $14.2 million in 2001. Accounts receivable from joint ventures and other affiliates were $0.7 million at December 31, 2003 and $1.7 million at December 31, 2002.

We had a consulting agreement until June of 2003 when it expired with Oliver T. Carr Jr., one of our directors, under which Mr. Carr provided services to us. We paid Mr. Carr $104,750 in 2003 and $105,000 in 2002 and 2001. In December 2003, we acquired from The Oliver Carr Company its remaining interest in Carr Real Estate Services, Inc. for $0.2 million in cash. As a result, Carr Real Estate Services, Inc. is now wholly owned by us. Two of our directors, Oliver T. Carr, Jr. and Thomas A. Carr, serve as directors of, and have direct or indirect interests in, The Oliver Carr Company.

As of December 31, 2003, we guaranteed $40.0 million of debt related to a joint venture and $57.6 million of debt related to development projects we have undertaken with third parties.

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

In November 2001, we repurchased 9.2 million shares of our common stock from Security Capital for a total of $265.4 million or $28.85 per share.

We have minority ownership interest in two non-real estate operating companies, AgilQuest and essention, which we account for using the cost method and in which we invested $2.8 million and $1.7 million, respectively. We evaluate these investments regularly considering factors such as the companies’ progress against their business plans, their operating results and the estimated fair values of their equity securities. Based on these evaluations, we recognized impairment losses of $1.1 million on our investment in AgilQuest in the fourth quarter of 2003 and $500,000 on our investment in essention in the fourth quarter of 2002.

(7)	Lease Agreements

Space in our rental properties is leased to approximately 1,040 tenants. In addition to minimum rents, the leases typically provide for other rents which reimburse us for specific property operating expenses and real estate taxes. The future minimum base rent to be received under noncancellable tenant operating leases and the percentage of total rentable space under leases expiring each year, as of December 31, 2003 are summarized as follows:

(In thousands)	Future Minimum Rent	Percentage of Total Space Under Lease Expiring
2004	$400,143	11.8
2005	350,662	10.3
2006	296,140	11.8
2007	250,579	13.2
2008	194,175	12.2
2009 & thereafter	711,586	28.4

	$2,203,285

The leases also generally provide for additional rent based on increases in the Consumer Price Index (CPI) and increases in operating expenses. Increases are generally payable in equal installments throughout the year.

We lease land for two office properties located in metropolitan Washington, D.C., one office property located in Santa Clara, California and one office property in Palo Alto, California. We also lease land adjacent to an office property in Chicago, Illinois. We lease office space in metropolitan Washington, D.C. for our own use, part of which is being subleased. The initial terms of these leases range from 5 years to 99 years. The longest lease matures in 2086. The minimum base annual rent for these leases is approximately $5.0 million.

(8)	Common and Preferred Stock

On March 18, 2003, we redeemed 2,000,000 shares of our Series B Cumulative Redeemable Preferred Stock for $50.0 million plus $0.2 million of accrued dividends. On October 12, 2003, we redeemed the remaining outstanding shares of our Series B, C and D Cumulative Redeemable Preferred Stock for $196.3 million plus $1.3 million of accrued dividends. Including these redemptions, during 2003 we repurchased or redeemed 10,184,167 shares of our preferred stock (3,622,589 shares on a full share equivalent basis) for approximately $254.5 million, excluding accrued dividends. On September 25, 2003, we issued 8,050,000 shares of 7.5% Series E Cumulative Redeemable Preferred Stock for net proceeds of $194.7 million. These shares are not redeemable before September 25, 2008 unless redemption is necessary to maintain our status as a REIT.

On September 7, 2002, we redeemed 4.0 million shares of our Series B Cumulative Redeemable Preferred Stock at a redemption price of $25.00 per share plus accrued and unpaid dividends for the period from September 1, 2002 through and including the redemption date, without interest. Additionally, during 2002, we repurchased 1,819,354 shares of our preferred stock (1,177,411 shares on a full share equivalent basis) for approximately $45.5 million.

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

Our Board of Directors has authorized us to spend up to $400.0 million to repurchase our common stock, preferred stock and debt securities, excluding the 9.2 million shares repurchased from Security Capital in November 2001 and our preferred stock redemptions of 4.0 million, 2.0 million and 7.9 million shares in September 2002, March 2003 and October 2003, respectively, which were separately approved. Since the start of this program in mid-2000 through 2003, we have acquired approximately 10.4 million of our common shares for an aggregate purchase price of approximately $296.9 million, including 322,600 shares for approximately $7.9 million in 2003. We continue to monitor market conditions and other alternative investments in order to evaluate whether repurchase of our securities is appropriate.

(9)	Stock/Unit Compensation Plans

As of December 31, 2003, we had three option plans. Two plans are for the purpose of attracting and retaining executive officers and other key employees (1997 Employee Stock Option and Incentive Plan and the 1993 Carr Realty Option Plan). The other plan is for the purpose of attracting and retaining directors who are not employees (1995 Non-Employee Director Stock Option Plan).

The 1997 Employee Stock Option and Incentive Plan (“Stock Option Plan”) allows for the grant of options to purchase our common stock at an exercise price equal to the fair market value of the common stock at the date of grant. At December 31, 2003, we had options and units to purchase 10,000,000 shares of common stock and units reserved so we could issue them under the Stock Option Plan. At December 31, 2003, 4,448,082 options were outstanding. All of the outstanding options have a 10-year term from the date of grant. 2,591,264 options vest over a four-year period, 25% per year, 1,728,435 options vest at the end of five years, 101,992 options vest over a three-year period, 33.3% per year and 26,391 vest within the first year after grant. The balance of the options vests over a five-year period, 20% per year.

The 1993 Carr Realty Option Plan allows for the grant of options to purchase units of Carr Realty Holdings, L.P. (unit options). These options are exercisable at the fair market value of the units at the date of grant, which is equivalent to the fair market value of our common stock on that date. Units (following exercise of unit options) are redeemable for cash or common stock, at our option. At December 31, 2003, we had options to purchase 1,266,900 units authorized for grant under this plan, of which 17,889 were outstanding. All of the outstanding options have a 10-year term from the date of grant and vest over five years, 20% per year.

The 1995 Non-Employee Director Stock Option Plan provides for the grant of options to purchase our common stock at an exercise price equal to the fair market value of the common stock at the date of grant. Under this plan, newly elected non-employee directors are granted options to purchase 3,000 shares of common stock when they start serving as a director. In connection with each annual election of directors, a continuing non-employee director will receive options to purchase 7,500 shares of common stock. The stock options have a 10-year term from the date of grant and vest over three years, 33 1/3% per year. At December 31, 2003, we had 270,000 options on shares of common stock authorized for grant under this plan with 57,180 outstanding.

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

Unit and stock option activity during 2003, 2002 and 2001 is summarized as follows:

	1993 Plan		1995 Plan		1997 Plan
	Shares Under Option	Weighted- Average Exercise Price	Shares Under Option	Weighted- Average Exercise Price	Shares Under Option	Weighted- Average Exercise Price
Outstanding at
December 31, 2000	238,522	$23.778	207,893	$24.819	6,162,412	$24.275
Granted	—	—	—	—	1,171,139	28.644
Exercised	79,100	22.939	70,700	23.626	1,061,213	23.329
Forfeited	—	—	—		121,613	23.678

Outstanding at
December 31, 2001	159,422	24.194	137,193	25.435	6,150,725	25.277
Granted	—	—	—	—	607,193	30.315
Exercised	—	—	33,000	26.338	1,010,125	23.503
Forfeited	—	—	12,500	26.302	471,682	25.370

Outstanding at
December 31, 2002	159,422	24.194	91,693	24.993	5,276,111	26.206
Granted	—	—	—	—	436,500	23.352
Exercised	81,500	22.880	29,513	24.354	1,017,847	22.260
Forfeited	60,033	25.261	5,000	29.375	246,682	26.744

Outstanding at
December 31, 2003	17,889	$26.377	57,180	$24.939	4,448,082	$26.769

Options exercisable at:
December 31, 2001	151,544	$23.947	114,693	$25.648	1,619,437	$27.105
December 31, 2002	159,422	24.194	89,193	25.001	2,129,602	27.046
December 31, 2003	17,889	26.377	57,180	24.939	2,771,083	27.435

The following table summarizes information about our stock options outstanding at December 31, 2003:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Outstanding as of 12/31/03	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Exercisable as of 12/31/03	Weighted-Average Exercise Price
$17.00-$20.00	3,000	1.3	$17.7500	3,000	$17.7500
$20.01-$23.00	604,460	6.0	20.7691	157,147	20.9772
$23.01-$26.00	1,188,417	6.4	23.7375	792,517	23.9280
$26.01-$29.00	1,021,965	6.8	28.6054	572,513	28.5938
$29.01-$32.00	1,705,309	5.2	29.9807	1,320,975	29.7093

	4,523,151	6.0	$26.7905	2,846,152	$27.3803

        We have also granted to key executives and directors 948,367 restricted stock units or shares under the Stock Option Plan. The stock units or shares were granted at a zero exercise price and if a unit, were convertible to shares of common stock on a one-for-one basis as they vest at the option of the executive. The fair market values of the units or shares at the dates of grant range from $20.69 to $32.05 per unit. The units vested ratably over five years and the shares vested ratably over one or four years. We recognized the fair value of the units or shares awarded at dates of grant as compensation cost on a straight-line basis over the terms of the awards. Compensation expense related to these awards was $3.4 million in 2003, $4.3 million in 2002 and $2.6 million in 2001. During 2003 and 2002, the remaining unvested stock units were exchanged for shares of restricted common stock with the same terms as the unvested units. At December 31, 2003, there were 111,701 deferred vested units outstanding that are convertible to common stock over the period to 2008.

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

(10)	Gain on Sale of Properties, Impairment Losses on Real Estate and Discontinued Operations

The following table summarizes our gain on sale of properties and impairment losses on real estate:

(In thousands)	2003	2002	2001
Sales of land/development properties	$111	$—	$(473)
Sales of rental properties	4,049	15,652	4,937

Gain on sale of properties	4,160	15,652	4,464
Impairment losses	(7,255)	(2,496)	(1,500)

Total	$(3,095)	$13,156	$2,964

We dispose of assets (sometimes using tax-deferred exchanges) that are inconsistent with our long-term strategic or return objectives or where market conditions for sale are favorable. The proceeds from the sales are redeployed into other properties or used to fund development operations or to support other corporate needs.

During 2003, we disposed of five operating properties and one land parcel, recognizing a gain of $14.5 million, $10.3 million of which is classified as discontinued operations. We continue to manage two properties (Wateridge and Lakewood) under management agreements and the gain on these sales and the operating results of these properties are not classified as discontinued operations due to our continuing involvement. We have no continuing involvement with the Katella, Pacificare and Century Springs properties and, accordingly the gains on these sales and the operating results of the properties are classified as discontinued operations. We also recognized an impairment loss of $2.7 million on the Lakewood property in the second quarter of 2003, the sale of which closed in the third quarter of 2003; an impairment loss of $3.0 million on our Tower of the Hills property, the sale of which is expected to close in the first quarter of 2004; and an impairment loss of $1.5 million on land holdings. These impairment losses were recognized as the properties estimated fair market value less costs to sell were less than their carrying amounts.

During 2002, we disposed of four operating properties, recognizing a gain of $34.7 million, $19.1 million of which is classified as discontinued operations. This gain includes our share of gain on a sale of a property which we held an interest through an unconsolidated entity ($4.9 million). We continued to manage two of the properties (Wasatch 17 and Braker Point) under management agreements and, accordingly, the operating results of the properties and the gains on the sales are not classified as discontinued operations due to our continuing involvement. We have no continuing involvement with Commons at Las Colinas and, accordingly, the gain on sale and results of operations of the property are classified as discontinued operations. We also recognized impairment losses of $2.5 million on land holdings.

During 2001, we disposed of seven operating properties, one property under development and three parcels of land held for development. We recognized a gain of $4.5 million on these transactions. We also recognized an impairment loss of $1.5 million on land holdings.

Net operations of the properties classified as discontinued operations are summarized as follows:

(In thousands)	2003	2002	2001
Revenues	$6,673	$15,564	$20,581
Property expenses	2,862	3,634	3,636
Depreciation and amortization	1,139	5,173	7,429

	$2,672	$6,757	$9,516

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

(11)Acquisitions

During 2003, we acquired one operating property from a third party and the remaining outside 50% interest in a joint venture which owns an operating property. These properties have a total of approximately 340,000 rentable square feet and the purchase cost was approximately $85.2 million, including assumed debt. The table below details our 2003 acquisitions.

Property Name	Market	Month Acquired	Number of Buildings	Rentable Square Footage	Purchase Price (000)
500 Forbes	San Francisco, CA	Sep-03	1	156,000	$51,122
1717 Pennsylvania[1]	Washington, DC	Oct-03	1	184,446	34,060

			2	340,446	$85,182

[1]	We acquired the 50% interest of our partner.

During 2002, we acquired five operating properties totaling approximately 863,000 rentable square feet for approximately $216.1 million including assumed debt. The table below details our 2002 acquisitions.

Property Name	Market	Month Acquired	Number of Buildings	Rentable Square Footage	Purchase Price (000)
11119 Torrey Pines Rd.	Southern Califormia	May-02	1	76,701	$19,000
Canal Center	Washington, DC Metro	Aug-02	4	492,001	121,779
TransPotomac V Plaza	Washington, DC Metro	Aug-02	1	96,960	19,721
Carroll Vista I & II	Southern Califormia	Sep-02	3	107,579	24,600
Stanford Research Park	San Francisco Bay Area	Oct-02	2	89,595	31,000

			11	862,836	$216,100

The aggregate purchase cost of properties acquired in 2003 and 2002 was allocated as follows:

(In thousands)	2003	2002
Land	$23,204	$34,176
In-place lease intangible	8,328	12,163
Building and tenant improvements	53,228	164,661
Prepaid ground rent	—	5,100
Working capital	422	—

	$85,182	$216,100

(12) Commitments and Contingencies

At December 31, 2003, we were contingently liable on $14.0 million in letters of credit. We were contingently liable for letters of credit related to various completion escrows and on performance bonds amounting to approximately $1.6 million to ensure completion of required public improvements on our construction projects.

We have a 401(k) plan for employees under which we match 75% of employee contributions up to the first 6% of pay. We also have the option to make a base contribution of 3% of pay for participants who remain employed on December 31 (end of the plan year). Our contributions to the plan are subject to an initial four-year vesting, 25% per year. Our contributions to the plan were $3.2 million in 2003, $3.1 million in 2002 and $3.0 million in 2001.

The following legal actions are ongoing:

HQ Global Stockholders

We are currently involved in a lawsuit filed in April 2000 by two stockholders of HQ Global arising out of the June 2000 merger transaction involving HQ Global and VANTAS Incorporated. These two stockholders originally brought claims against HQ Global, the board of directors of HQ Global, FrontLine Capital Group and us in Delaware Chancery Court. The two stockholders allege that, in connection with the merger transaction, we breached our fiduciary duties to the two stockholders and breached a contract with the stockholders. The claim relates principally to the allocation of consideration paid to us with respect to our interest in an affiliate of HQ Global that

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

conducts international executive suites operations. The stockholders asked the court to rescind the transaction, or in the alternative to award compensatory and rescissory damages. The court determined that it would not rescind the merger transaction, but held open the possibility that compensatory damages could be awarded or that another equitable remedy might be available.

In connection with the HQ Global/VANTAS merger transaction, we agreed to indemnify all of the individuals who served as directors of HQ Global at the time of the transaction, including Thomas A. Carr, Oliver T. Carr, Jr. and Philip Hawkins, who currently serve as directors and/or executive officers of us, with respect to any losses incurred by them arising out of the above litigation (as well as related litigation that was resolved in our favor in the second quarter of 2003), if they first tried and were unsuccessful in getting the losses reimbursed by HQ Global or from insurance proceeds. It was expected at the time that these former directors would be indemnified against any of these losses by HQ Global, as required by HQ Global’s certificate of incorporation and bylaws. HQ Global has not satisfied its indemnity obligation to these directors and is not considered likely to do so in the future. As a result, we have paid the costs incurred by these directors in connection with the above litigation. We have paid approximately $747,000 of costs pursuant to this indemnification arrangement, all of which represents amounts paid to legal counsel for these directors for this suit and the related litigation that was resolved in our favor in the second quarter of 2003.

We believe that these claims, including those asserted against us and against the former directors who we are obligated to indemnify, are without merit and that we and the former directors will ultimately prevail in this action, although we cannot assure you that the court will not find in favor of these stockholders. If the court did find in favor of these stockholders, such adverse result or any indemnification obligation arising from such adverse result could have a material adverse effect on our results of operations. Currently, these stockholders have not asserted the amount of any potential damages and, based on the preliminary proceedings to date, we are unable to determine a potential range of loss with respect to the claims against us or the former directors.

Broadband Office, Inc.

On May 8, 2003, Broadband Office, Inc. (Broadband Office) and the official committee of unsecured creditors of Broadband Office Inc. filed a complaint in the United States Bankruptcy Court for the District of Delaware against a group of REITs, real estate operating companies and individuals, including us, our subsidiaries and Philip Hawkins, our President and Chief Operating Officer, relating to the formation, management and capitalization of Broadband Office. We were an equity investor in and customer of Broadband Office, and, at our request, Mr. Hawkins served as a member of the board of directors of Broadband Office until his resignation from the board of Broadband Office on May 2, 2001. Broadband Office filed for bankruptcy protection on May 9, 2001. The complaint, among other things, alleges, breaches of fiduciary duties by us and Mr. Hawkins as a member of the Broadband Office board, seeks to recharacterize our investment as a holder of common stock to be one as a general unsecured creditor and/or as a general partner responsible jointly with all other alleged general partners for the outstanding debts of the corporation, and also seeks recovery of alleged preference payments made to us or our subsidiaries. The plaintiffs seek relief in an amount in excess of $300 million jointly and severally from all defendants. Our board of directors has determined that, based on Maryland law and our charter, we are permitted to indemnify Mr. Hawkins in connection with these claims, and has authorized us to advance to or on behalf of Mr. Hawkins his costs and expenses incurred in defending this claim. Currently our legal counsel is also defending Mr. Hawkins in this matter and we are paying those legal fees directly. If it is later determined that Mr. Hawkins was not entitled to indemnification under Maryland law or our charter, Mr. Hawkins has agreed to reimburse us for any costs or expenses advanced to him or on his behalf. On October 29, 2003, we filed a motion to dismiss all claims asserted in the complaint. Due to the inherent uncertainties of the judicial process and the early stage of this action, we are unable to either predict the outcome of or estimate a range of potential loss associated with, this litigation including our agreement to indemnify Mr. Hawkins. We dispute the plaintiffs’ claims and intend to vigorously defend this matter. While we believe that the outcome of this matter will not have a material adverse effect on our financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If this matter is not resolved in our favor, there exists the possibility of a material adverse impact on our financial condition and results of operations when the matter is resolved.

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

Winstar Communications

September 3, 2003, Winstar Communications and several affiliated entities (Winstar) brought suit against us, a number of other leading commercial real estate companies and the Building Owners and Managers Association International and Building Owners and Managers Association of New Jersey trade associations (BOMA). The suit asserts claims for violations of federal and state antitrust law, federal communications law, state business tort law, and seeks both monetary damages of an unspecified amount and injunctive relief. The claims are premised upon allegations that the real estate firms, through and with BOMA, colluded and agreed to deny Winstar necessary access to commercial real estate by denying Winstar access and/or charging Winstar disadvantageous and discriminatory fees that were higher than those charged to the incumbent local telephone companies. As a result of this alleged collusive conduct, Winstar claims that it has been damaged in its ability to provide competitive telecommunications services to customers leasing office space in the defendants’ commercial real estate properties.

Due to the inherent uncertainties of the judicial process and the early stage of this action, we are unable to either predict the outcome of, or estimate a range of potential loss associated with, this litigation. We dispute the plaintiffs’ claims and intend to vigorously defend this matter. While we believe that the outcome of this matter will not have a material adverse effect on our financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If this matter is not resolved in our favor, there exists the possibility of a material adverse impact on our financial condition and results of operations when the matter is resolved.

In the course of our normal business activities, various other lawsuits, claims and proceedings have been or may be instituted or asserted against us. Based on currently available facts, we believe that the disposition of matters that are pending or asserted will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

(13) Guarantees

Our obligations under guarantee agreements at December 31, 2003 are summarized as follows:

Type of Guarantee	Project Relationship	Term	Maximum Exposure	Carrying Value
Loan[1]	575 7th Street	Apr-05	$40,000,000	$—
Loan[2]	Atlantic Building	Mar-07	25,000,000	160,000
Completion[3]	Atlantic Building	Mar-07	85,316,000	250,000
Loan[4]	Shakespeare Theater	Dec-04	16,500,000	175,000
Indemnification[5]	HQ Global		unknown	—
Loan[6]	Square 320	Mar-05	16,070,000	135,000

1.	Loan guarantee relates to a joint venture in which we have a 30% interest and for which we are the developer. It is a payment guarantee to the lender on behalf of the joint venture. If the joint venture defaults on the loan, we may be required to perform under the guarantee. We have a reimbursement guarantee from the other joint venture partner to repay us its proportionate share (70%) of any monies we pay under the guarantee.
2.	Loan guarantee relates to a third party project for which we are the developer. It is a payment guarantee to the lender. If the third party defaults on the loan, we may be required to perform under the guarantee. We have a security interest in the third party’s interest in the underlying property. In the event of a default, we can exercise our rights under the security agreement to take title to the property and sell the property to mitigate our exposure under the guarantee. We have entered into an agreement with the lender that permits us to acquire the lender’s first position mortgage securing the loan if the third party defaults on the loan and we then make payment in full to the lender under the guarantee.
3.	Completion guarantee relates to a third party project for which we are the developer. It is a completion guaranty to the lender. If the third party defaults on its obligation to construct the building, we may be required to perform. As long as there is no Event of Default under the loan agreement, the lender will continue to make funds available from the construction loan to complete the project.
4.	Represents a payment guarantee on a third party project for which we are the developer. We have entered into an agreement with the lender that permits us to acquire the lender’s first position mortgage securing the loan if the third party defaults on the loan and we then make payment in full to the lender under the guarantee.
5.	See note 12 for further discussion.
6.	Loan guarantee relates to a third party project for which we are the developer. It is a payment guarantee to the lender. If the third party defaults on the loan, we may be required to perform under the guarantee. We have a security interest in the third party’s

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

interest in the underlying property. In the event of a default, we can exercise our rights under the security agreement to take title to the property and sell the property to mitigate our exposure under the guarantee. We have entered into an agreement with the lender that permits us to acquire the lender’s first position mortgage securing the loan if the third party defaults on the loan and we then make payment in full to the lender under the guarantee.

In the normal course of business, we guarantee our performance of services or indemnify third parties against our negligence.

(14) Selected Quarterly Financial Information (unaudited)

The following is a summary of the quarterly results of operations for 2003 and 2002:

(In thousands, except per share data)
2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Rental revenue	$125,731	$120,663	$120,479	$125,071
Real estate service revenue	5,555	7,478	6,518	4,786
Real estate operating income	46,251	42,122	40,861	41,376
HQ lease guarantees	—	—	(811)	—
Impairment losses on real estate	—	(2,701)	—	(4,554)
(Loss) gain on sale of properties	(277)	3,522	120	795
Income from continuing operations	18,198	16,046	13,287	12,417
Income from discontinued operations	773	783	665	451
Gain on sale of discontinued operations	—	—	10,035	282
Net income	18,971	16,829	23,987	13,150

Basic net income per common share:
Continuing operations[1]	0.22	0.23	0.17	0.04
Discontinued operations[1]	0.01	0.01	0.01	0.01
Gain on sale of discontinued operations	—	—	0.19	—
Net income	0.23	0.24	0.37	0.05

Diluted net income per common share:
Continuing operations[1]	0.22	0.23	0.17	0.04
Discontinued operations[1]	0.01	0.01	0.01	0.01
Gain on sale of discontinued operations	—	—	0.19	—
Net income	0.23	0.24	0.37	0.05

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

(In thousands, except per share data)
2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Rental revenue	$122,117	$118,956	$125,660	$128,652
Real estate service revenue	6,127	5,488	5,560	7,363
Real estate operating income	43,175	47,006	48,340	45,781
HQ lease guarantees	(2,400)	(6,293)	—	—
Impairment losses on real estate	(860)	(465)	—	(1,171)
Gain on sale of properties	—	3,340	7,042	5,270
Income from continuing operations	15,156	17,782	27,559	22,966
Income from discontinued operations	2,344	2,403	1,475	535
Gain on sale of discontinued operations	—	—	19,085	—
Net income	17,500	20,185	48,119	23,501
Basic net income per common share:
Continuing operations[2]	0.13	0.17	0.31	0.33
Discontinued operations[2]	0.04	0.04	0.03	0.01
Gain on sale of discontinued operations	—	—	0.36	—
Net income	0.17	0.21	0.70	0.34

Diluted net income per common share:
Continuing operations[2]	0.13	0.16	0.31	0.33
Discontinued operations[2]	0.04	0.04	0.02	0.01
Gain on sale of discontinued operations	—	—	0.36	—
Net income	0.17	0.20	0.69	0.34

1.	Net of issuance costs for redeemed preferred stock of $0.03 per share in the 1st quarter and $0.12 per share in the 4th quarter.
2.	Net of issuance costs for redeemed preferred stock of $0.01 per share in the 2nd quarter and $0.08 per share in the 3rd quarter.

(15) Segment Information

Our only reportable operating segment is real estate property operations. Other business activities and operating segments that are not reportable are included in other operations. The performance measure we use to assess results for real estate property operations is property operating income. We define property operating income as total rental revenue less property expenses, which include property operating expenses (other than depreciation and amortization) and real estate taxes. The real estate property operations segment includes the operation and management of rental properties including those classified as discontinued operations. The accounting policies of the segments are the same as those described in note 1.

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

Operating results of our reportable segment and our other operations are summarized as follows:

	As of and for the year ended December 31, 2003
(In millions)	Real Estate Property Operations	Other Operations and Unallocated	Reclassification — Discontinued Operations	Total
Revenue	$498.7	$24.3	$(6.7)	$516.3
Segment expense	174.9	42.8	(2.9)	214.8

Property/Segment operating income (loss)	323.8	(18.5)	(3.8)	301.5

Depreciation expense				130.9

Operating income				170.6
Interest expense				(104.5)
Other income				6.2
Gain on sale of properties and impairment losses				(3.1)
Minority interest and taxes				(9.3)
Discontinued operations—sold or held for sale properties				2.7
Discontinued operations—gain on sale of properties				10.3

Net income				$72.9

Total assets	$2,641.8	$194.2	$—	$2,836.0

Expenditures for long-lived assets	$189.9	$9.5	$—	$199.4

	As of and for the year ended December 31, 2002
(In millions)	Real Estate Property Operations	Other Operations and Unallocated	Reclassification — Discontinued Operations	Total
Revenue	$511.0	$24.5	$(15.6)	$519.9
Segment expense	172.8	41.7	(3.7)	210.8

Property/Segment operating income (loss)	338.2	(17.2)	(11.9)	309.1

Depreciation expense				124.9

Operating income				184.2
Interest expense				(99.0)
Other expense				(0.9)
Gain on sale of properties and impairment losses				13.2
Minority interest and taxes				(14.1)
Discontinued operations—sold or held for sale properties				6.8
Discontinued operations—gain on sale of properties				19.1

Net income				$109.3

Total assets	$2,637.5	$180.4	$—	$2,817.9

Expenditures for long-lived assets	$287.9	$13.7	$—	$301.6

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

	As of and for the year ended December 31, 2001
(In millions)	Real Estate Property Operations	Other Operations and Unallocated	Reclassification — Discontinued Operations	Total
Revenue	$507.6	$31.1	$(20.6)	$518.1
Segment expense	162.9	49.5	(3.6)	208.8

Property/Segment operating income (loss)	344.7	(18.4)	(17.0)	309.3

Depreciation expense				118.5

Operating income				190.8
Interest expense				(83.6)
Other expense				(29.8)
Gain on sale of properties and impairment losses				3.0
Minority interest and taxes				(10.8)
Discontinued operations – sold or held for sale properties				9.5

Net income				$79.1

Total assets	$2,605.8	$169.6	$—	$2,775.4

Expenditures for long-lived assets	$133.3	$17.2	$—	$150.5

(16) Supplemental Cash Flow Information

In October 2003, we assumed $23.8 million of debt related to the purchase of an operating property. The total purchase price of the property was approximately $34.0 million.

In August 2002, we assumed $63.5 million of debt related to the purchase of two operating properties. The total purchase price of the properties was approximately $141.5 million.

In January 2002, 80,000 shares of our Series A Cumulative Convertible Redeemable Preferred Stock were converted to shares of common stock, retiring all remaining shares of Series A Cumulative Convertible Redeemable Preferred Stock.

Our employees converted approximately $0.6 million, $1.8 million and $1.8 million in restricted vested units to 25,978 shares, 78,280 shares, and 80,532 shares in 2003, 2002 and 2001, respectively.

In April 2001, we exercised an option under a loan agreement to acquire two office buildings and related land located in the San Francisco Bay area. For financial reporting purposes, we had classified the loan as an investment in an unconsolidated entity and accounted for it using the equity method. The investment, which had a carrying value of approximately $50.3 million at the date the option was exercised, was reclassified to rental property in connection with this transaction.

On June 29, 2001, we contributed land subject to a note payable of approximately $26.0 million to a joint venture in exchange for a 30% ownership interest. Our initial investment in the joint venture amounted to $7.3 million, the net book value of the asset and liability contributed.

In 2001, 400,000 shares of our Series A Cumulative Convertible Redeemable Preferred Stock were converted to shares of common stock.

CARRAMERICA REALTY CORPORATION

Notes to Consolidated Financial Statements

CarrAmerica Realty Corporation and Subsidiaries

Schedule II: Valuations and Qualifying Accounts

(In Thousands)

Description	Balance Beginning of Period	Additions Charged to Costs & Expenses	Deductions from Reserve[1]	Balance End of Period
Allowance for Doubtful Accounts:
Year Ended:
December 31, 2003	$5,959	$2,608	$(2,815)	$5,752
December 31, 2002	9,385	7,052	(10,478)	5,959
December 31, 2001	3,934	5,498	(47)	9,385

[1]	Balance written off as uncollectible.

CarrAmerica Realty Corporation and Subsidiaries

Schedule III: Real Estate and Accumulated Depreciation

(In thousands)	Encumbrances	Initial Costs		Costs Capitalized Subsequent to Acquisition[3]	Gross Amount at Which Carried at Close of Period		Total	Accumulated Depreciation	Date of Construction	Year of Acquisition
Properties		Land	Buildings and Improvements		Land	Building and Improvements
Downtown Washington, D.C.:
International Square[2]	$176,988[5]	$69,651	$100,921	$26,298	$69,651	$127,219	$196,870	$77,637	1977,1979,1982	1993
900 19th Street	14,453[6]	1,985	13,358	3,991	1,985	17,349	19,334	9,307	1986	1993
2550 M Street	—	2,340	11,348	14,493	2,340	25,841	28,181	14,163	1978	1993
1730 Pennsylvania Avenue	—	2,196	11,013	14,370	2,196	25,383	27,579	16,186	1972	1993
1255 23rd Street	36,901	10,793	40,214	4,771	10,793	44,985	55,778	21,777	1983	1993
1747 Pennsylvania Avenue	—	1,636	8,157	8,436	1,636	16,593	18,229	10,374	1970	1993
1775 Pennsylvania Avenue	11,467	—	19,000	3,350	—	22,350	22,350	6,144	1975	1994
1717 Pennsyvania Avenue	23,741	20,728	34,681	—	20,728	34,681	55,409	5,751	1960,1996	2003
675 E Street[1]	—	—	—	577	—	577	577	—	N/A	2001
Suburban Washington, D.C.:
One Rock Spring Plaza	—	—	18,409	2,425	—	20,834	20,834	10,347	1989	1995
Sunrise Corporate Center	—	8,250	34,322	7,969	11,566	38,975	50,541	5,166	1987-1989	1996
Reston Crossing East & West	—	8,379	—	59,223	13,325	54,277	67,602	10,855	1987-1989	1996
Trans Potomac V Plaza	—	2,604	16,904	(84)	2,604	16,820	19,424	780	1982	2002
Canal Center	—	17,848	98,580	(437)	17,848	98,143	115,991	4,489	1986,1988	2002
Orange County/Los Angeles:
Scenic Business Park	—	2,469	4,503	2,085	2,469	6,588	9,057	3,033	1985	1996
Harbor Corporate Park	—	2,191	5,784	3,978	2,191	9,762	11,953	3,639	1987	1996
Warner Center	—	16,490	33,698	9,057	16,574	42,671	59,245	14,380	1981-1985	1996
South Coast Executive Center	14,384	3,324	17,212	6,241	3,388	23,389	26,777	6,641	1987	1996
Warner Premier	—	3,252	6,040	2,073	3,285	8,080	11,365	2,383	1990	1997
Von Karman	—	3,731	12,493	1,860	3,744	14,340	18,084	3,328	1981	1997
2600 W. Olive	18,385	3,855	25,054	4,225	3,904	29,230	33,134	7,561	1986	1997
Bay Technology Center	—	2,442	11,164	2,010	2,462	13,154	15,616	2,921	1985	1997
Pacific Corporate Plaza 1, 2, 3	—	5,756	—	13,444	5,928	13,272	19,200	3,887	1998	1997
Alton Deere Plaza	—	5,666	17,967	2,992	5,676	20,949	26,625	4,560	1989	1998
Westlake Spectrum	—	4,371	13,105	891	4,400	13,967	18,367	1,721	1988-1989	2000
San Diego:
Del Mar Corporate Plaza	—	2,860	13,252	1,842	2,869	15,085	17,954	5,135	1986	1996
Towne Center Technology Park 1, 2, 3	—	4,929	—	19,773	5,073	19,629	24,702	9,264	1998	1997
Lightspan	—	1,438	5,710	844	1,440	6,552	7,992	1,942	1985	1997
La Jolla Spectrum 1 & 2	—	6,447	—	34,060	6,525	33,982	40,507	6,858	1999-2001	1998
Palomar Oaks Technology Park	9,261	4,698	12,495	2,159	4,714	14,638	19,352	3,026	1989	1998
Towne Center Technology Park	—	5,123	11,754	4,356	5,135	16,098	21,233	3,097	1989	1998
Highlands Corporate Center	—	10,156	30,369	3,016	10,156	33,385	43,541	5,199	2002	1999
11119 Torrey Pines Rd.	—	6,711	12,343	974	6,711	13,317	20,028	721	1989	2002
Carroll Vista I & II	—	7,014	17,863	(726)	7,014	17,137	24,151	740	1986	2002
La Jolla Commons	—	2,868	—	4	2,872	—	2,872	—	N/A	2003
San Francisco Bay Area:
CarrAmerica Corporate Center	—	33,035	75,720	11,773	32,946	87,582	120,528	36,835	1988	1996
Valley Business Park I	—	3,859	3,155	660	3,865	3,809	7,674	1,075	1981	1996
Bayshore Centre 2	—	8,525	6,969	1,401	8,960	7,935	16,895	2,643	1984	1996

CarrAmerica Realty Corporation and Subsidiaries

Schedule III: Real Estate and Accumulated Depreciation

(In thousands)		Initial Costs		Costs Capitalized Subsequent to Acquisition[3]	Gross Amount at Which Carried at Close of Period
Properties	Encumbrances	Land	Buildings and Improvements		Land	Building and Improvements	Total	Accumulated Depreciation	Date of Construction	Year of Acquisition
Rincon Centre	—	12,464	10,188	1,723	12,480	11,895	24,375	3,957	1984	1996
Valley Centre II	—	13,658	11,164	(132)	13,676	11,014	24,690	3,271	1980	1996
Valley Office Centre	—	6,134	5,014	815	6,142	5,821	11,963	1,541	1981	1996
Valley Centre	—	6,051	4,945	962	6,059	5,899	11,958	1,832	1980	1996
Valley Business Park II	—	8,753	7,155	2,409	8,765	9,552	18,317	2,883	1979	1996
Rio Robles	—	16,655	29,598	8,692	16,669	38,276	54,945	7,834	1985	1996
First Street Technology Center	—	3,388	4,884	497	3,411	5,358	8,769	1,344	1984	1997
Baytech Business Park	—	14,958	—	22,717	13,973	23,702	37,675	7,648	1998	1997
3571 North First Street	—	6,297	8,862	418	6,326	9,251	15,577	2,097	1985	1997
San Mateo Center	—	15,426	24,682	5,393	15,527	29,974	45,501	6,991	1986	1997
Oakmead West Land A-G	—	22,842	—	41,583	20,526	43,899	64,425	13,320	1998	1997
Hacienda West	—	6,468	24,062	2,903	6,492	26,941	33,433	6,099	1987	1998
Sunnyvale Technology Center	—	12,098	16,131	246	12,106	16,369	28,475	3,233	1971-1975	1998
Clarify Corporate Center 1, 2, 3, 4	—	17,574	—	30,963	17,470	31,067	48,537	9,688	1999	1998
Valley Technology Center 1, 2, 3, 4, 5, 6, 7	—	32,910	—	44,286	31,848	45,348	77,196	10,863	1998	1998
Golden Gateway Commons	—	21,112	51,689	6,967	21,166	58,602	79,768	12,237	1980-1984	1998
Techmart Commerce Center	—	—	36,594	3,896	—	40,490	40,490	8,381	1987	1998
Fremont Technology Park 1, 2, 3	—	10,122	10,797	23	8,433	12,509	20,942	4,392	1999	1998
Mountain View Gateway Center	—	13,637	37,946	(15)	13,630	37,938	51,568	3,427	1998	2001
Stanford Research Park	—	—	22,280	—	—	22,280	22,280	528	2000	2002
500 Forbes Blvd.	—	11,676	33,356	—	11,676	33,356	45,032	512	2003	2003
Denver, CO:
Harlequin Plaza	—	4,746	21,344	11,564	4,747	32,907	37,654	10,217	1981	1996
Quebec Court I & II	—	2,368	19,819	10,535	2,371	30,351	32,722	9,671	1979-1980	1996
Quebec Centre	—	1,423	5,659	1,931	1,423	7,590	9,013	2,662	1985	1996
Dry Creek Corporate Center	—	10,575	—	24,900	14,263	21,212	35,475	2,850	1999-2001	1998
Seattle, WA:
Redmond East	25,146	6,957	32,390	3,518	6,939	35,926	42,865	11,204	1988-1992	1996
Redmond Hilltop B & C	—	2,511	—	8,009	2,489	8,031	10,520	3,177	1998	1996
Canyon Park	—	7,643	23,624	4,498	5,782	29,983	35,765	10,811	1989	1997
Willow Creek	—	1,709	6,972	79	1,724	7,036	8,760	1,554	1981	1997
Willow Creek Corp. Center 1, 2, 3, 4, 5, 6	—	6,485	—	41,080	5,778	41,787	47,565	12,707	1998	1997
Canyon Park Commons	4,345	5,592	9,958	20,613	6,749	29,414	36,163	6,503	1988, 2000	1997
Canyon Point	—	6,225	—	4,219	10,408	36	10,444	—	N/A	2000
Salt Lake City, UT:
Sorenson Research Park	3,280[7]	5,879	25,304	9,604	7,322	33,465	40,787	8,574	1988-1997, 1999	1997
Wasatch Corporate Center	11,496	5,954	15,495	4,071	4,528	20,992	25,520	5,161	1996	1997
Wasatch Corporate Center 16	—	1,172	—	495	1,667	—	1,667	—	N/A	1999
Creekside I & II	—	—	3,150	8,521	3,211	8,460	11,671	1,782	2001	2000
Chicago, IL:
Parkway North I	—	3,727	29,146	3,911	3,733	33,051	36,784	8,991	1986-1989	1996
333 and 377 E. Butterfield Rd.	—	6,387	45,111	14,030	6,346	59,182	65,528	14,738	1984-1985	1996
The Crossings	—	5,268	34,215	6,062	5,289	40,256	45,545	10,673	1985	1997

CarrAmerica Realty Corporation and Subsidiaries

Schedule III: Real Estate and Accumulated Depreciation

(In thousands)			Initial Costs		Costs Capitalized Subsequent to Acquisition[3]	Gross Amount at Which Carried at Close of Period
Properties			Land	Buildings and Improvements		Land	Building and Improvements	Total	Accumulated Depreciation	Date of Construction	Year of Acquisition
Bannockburn I, II, IV	—		5,362	35,657	7,077	5,396	42,700	48,096	11,810	1980, 1988	1997
Austin, TX:
City View Centre	—		1,718	13,854	3,614	1,720	17,466	19,186	5,437	1985	1996
City View Center	—		1,890	—	13,749	2,107	13,532	15,639	4,399	1998	1996
Tower of the Hills	—		1,633	13,625	(1,503)	1,634	12,121	13,755	3,306	1986	1997
Dallas, TX:
Cedar Maple Plaza	—		1,220	10,982	2,181	1,225	13,158	14,383	3,453	1985	1997
Quorum North	—		1,357	9,078	2,264	1,368	11,331	12,699	3,282	1983	1997
Quorum Place	—		1,941	14,234	4,345	1,954	18,566	20,520	4,769	1981	1997
Tollway Plaza	—		5,482	—	48,303	6,729	47,056	53,785	12,036	1998	1997
Royal Ridge IV & V	—		6,586	—	1,501	8,087	—	8,087	—	N/A	2000
Two Mission Park	—		823	4,326	1,729	831	6,047	6,878	1,749	1983	1997
5000 Quorum	—		1,774	15,616	2,249	1,782	17,857	19,639	4,070	1984	1998
Phoenix, AZ:
Qwest Communications	19,959		18,517	74,069	786	18,641	74,731	93,372	15,050	1988	1997
Portland, OR:
Sunset Corporate Park	—		4,932	—	12,363	3,256	14,039	17,295	3,911	1999	1998
Rock Creek Corp Center	—		2,614	—	15,981	2,575	16,020	18,595	3,464	1999	1998
Atlanta, GA:
Glenridge	17,049	[4]	1,423	4,871	833	1,292	5,835	7,127	1,790	1986	1996
Holcomb Place	3,185		1,419	4,574	1,878	1,421	6,450	7,871	1,493	1982	1996
Midori	—		1,802	6,715	3,111	2,320	9,308	11,628	2,299	1989	1996
Parkwood	—		2,080	12,678	5,057	2,362	17,453	19,815	5,103	1985	1996
The Summit	—		2,237	15,027	3,493	2,241	18,516	20,757	5,081	1986	1996
Spalding Ridge	—		1,550	4,950	8,448	1,678	13,270	14,948	4,342	1998	1996
2400 Lake Park Drive	—		805	6,539	1,363	812	7,895	8,707	2,240	1982	1997
680 Engineering Drive	—		559	3,420	876	563	4,292	4,855	1,172	1985	1997
Embassy Row	—		12,244	36,907	39,745	12,311	76,585	88,896	18,170	1983, 1998-1999	1997
Waterford Centre	—		1,110	7,737	1,490	1,115	9,222	10,337	2,053	1985	1998
Forum	—		1,732	—	10,469	1,790	10,411	12,201	915	2002	2000

PROPERTY TOTALS	390,040		717,274	1,649,950	817,762	733,327	2,451,659	3,184,986	678,312
Intercompany elimination	—		—	—	(39,568)	—	(39,568)	(39,568)	(4,361)
Property held for sale[8]	—		(1,633)	(13,625)	1,504	(1,633)	(12,121)	(13,754)	(3,306)
Corporate fixed assets	—		—	—	—	—	43,692	43,692	22,256

TOTAL	$390,040		$715,641	$1,636,325	$779,698	$731,694	$2,443,662	$3,175,356	$692,901

Depreciation of rental properties is computed on a straight-line basis over the estimated useful lives of the assets. The estimated lives of our assets by class are as follows:

Base building	30 to 50 years
Building components	7 to 20 years
Tenant improvements	Lesser of the terms of the leases or useful lives of the assets
Leasehold improvements, furniture, fixtures and equipment	5 to 15 years

The aggregate cost for federal income tax purposes was approximately $2,543,072 at December 31, 2003.

The changes in total real estate assets and accumulated depreciation for the three years ended December 31, 2003, 2002 and 2001 are as follows:

	Real Estate Assets
(In thousands)	2003	2002	2001
Balance, beginning of period	$3,088,665	$2,953,659	$2,926,697
Acquisitions	100,441	201,000	51,583
Improvements	67,165	79,371	86,821
Sales, retirements and write-offs	(80,915)	(145,365)	(111,442)

Balance, end of period	$3,175,356	$3,088,665	$2,953,659

	Accumulated Depreciation
	2003	2002	2001
Balance, beginning of period	$587,123	$491,497	$391,727
Depreciation for the period	113,444	110,896	110,893
Sales, retirements and write-offs	(7,666)	(15,270)	(11,123)

Balance, end of period	$692,901	$587,123	$491,497

[1]	Under construction as of December 31, 2003. Construction costs are shown under building and improvements until completion. At completion, costs will be allocated between land and building and improvements.
[2]	We use approximately 63,000 square feet of office space for our headquarters.
[3]	Costs capitalized are offset by retirements and writeoffs.
[4]	Secured by Glenridge, Midori, Waterford, Spalding Ridge and Parkwood.
[5]	Secured by International Square, 1730 Pennsylvania Avenue and 1255 23rd Street.
[6]	Note paid in full 2/4/04.
[7]	Paid $1.4 million of debt 2/9/04.
[8]	Property located in Austin, TX the sale of which is expected to close in the first quarter of 2004.